                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                          PATINA OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   703224-10-5
                                 (CUSIP Number)

                          Lacey Williams (303) 534-6500
                           SOUTHWESTERN EAGLE L.L.C.
                         1675 Larimer Street, Suite 820
                             Denver, Colorado 80202
--------------------------------------------------------------------------------
   (Name/Address/Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 4, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 703224-10-5                                         Page 2 of 9 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             SOUTHWESTERN EAGLE L.L.C.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (a)  / /

                                                        (b)  /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana
-------------------------------------------------------------------------------
Number of Shares              7      SOLE VOTING POWER
 Beneficially Owned                  1,525,900
 by Each Reporting           --------------------------------------------------
 Person With                  8      SHARED VOTING POWER
                                     0
                             --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     1,525,900
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,525,900
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
CUSIP No. 703224-10-5                                        Page 3 of 9 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             James W. Williams, Jr.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (a)  / /

                                                        (b)  /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     /  /
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
Number of Shares              7      SOLE VOTING POWER
 Beneficially Owned                  1,525,900
 by Each Reporting           --------------------------------------------------
 Person With                  8      SHARED VOTING POWER
                                     0
                             --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     1,525,900
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,525,900
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                           /  /
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

                                                  SCHEDULE 13D/A
CUSIP No. 703224-10-5                                        Page 4 of 9 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             H. Hunter White, III
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (a)  / /

                                                        (b)  /X/
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     /  /
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
Number of Shares              7      SOLE VOTING POWER
 Beneficially Owned                  1,525,900
 by Each Reporting           --------------------------------------------------
 Person With                  8      SHARED VOTING POWER
                                     0
                             --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     1,525,900
                             --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,525,900
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                           /  /
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

                                                             Page 5 of 9 Pages

         This Amendment No. 1 amends the statement on Schedule 13D (the "Initial 13D") which was filed on July 9, 1999 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, on behalf of each of Southwestern Eagle LLC ("Southwestern"), James W. Williams, Jr. ("Mr. Williams") and H. Hunter White III ("Mr. White") and relates to the common stock, par value $0.01 per share (the "Common Stock") of Patina Oil & Gas Corporation (the "Issuer"). The Initial 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended by attaching a revised Schedule I which replaces in its entirety the Schedule I included as part of the Initial 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following new paragraph after the existing paragraph in the Initial 13D.

         Since the filing of the Initial 13D through August 11, 1999, Southwestern has purchased an additional 684,300 shares (the "Additional Shares") of Common Stock for an aggregate purchase price of $5,043,746. The funds for the acquisition of the Additional Shares came from the proceeds of the loan described above and from loans to Southwestern Eagle from its members. The Additional Shares have been pledged to the lender to secure repayment of the term loan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Initial 13D is deleted in its entirety and replaced with the following:

         As of the close of business on August 11, 1999,

         (a) Southwestern holds for its account 1,525,900 Shares of the Issuer's Common Stock, representing 9.5% of the outstanding shares of Common Stock. The aggregate percentage of the shares of Common Stock owned by Southwestern is based upon shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

         (b) As a Manager of Southwestern, each of Mr. Williams and Mr. White may be deemed to have the sole power to direct the voting and disposition of the shares of the Issuer's Common Stock held by Southwestern. Mr. Williams and Mr. White disclaim beneficial ownership of such shares.

         (c) Schedule II attached hereto and incorporated herein by reference describes all transactions in the Issuer's Common Stock that were effected in the 60 day period prior to the filing of the Initial 13D. Schedule III attached hereto and incorporated herein by reference describes all transactions in the Issuer's Common Stock that were effected during the period July 14 through August 4, 1999 by the Reporting Persons or the other persons or entities listed in Schedule I hereto.

         (d) The members of Southwestern have the right to participate in the receipt of dividends from, or proceeds from the sales of, shares of the Issuer's Common Stock beneficially owned by Southwestern.

         (e) Not applicable.

                                                             Page 6 of 9 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                   SOUTHWESTERN EAGLE L.L.C.



Dated:  August 11, 1999                   By:/s/ James W. Williams, Jr.
                                             --------------------------------
                                          Name:   James W. Williams, Jr.
                                          Title:  Manager


                                          /s/ James W. Williams, Jr.
                                          -----------------------------------
                                          James W. Williams, Jr.


                                          /s/ H. Hunter White, III
                                          -----------------------------------
                                          H. Hunter White, III

                                                             Page 7 of 9 Pages

                                   SCHEDULE I

                      Members of Southwestern Eagle L.L.C.


         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the members of Southwestern Eagle L.L.C. is set forth below. Such information is also given as to each person controlling any member which is a partnership or a limited liability company.

Name and Business Address                                  Present Principal Occupation or
Members                                                    Employment
-------------------------                                  -------------------------------
James W. Williams Jr.                                      President of Southwestern
1675 Larimer Street, Suite 820                             Production Corp.
Denver, CO  80202

H. Hunter White III                                        Investor
P. O. Box N4820
Nassau, Bahamas

LACROIX Cellular Partnership                               Investor
c/o H. Hunter White, Jr.
826 Union, #100
New Orleans, Louisiana  70112

E. V. Lake, L.L.C.                                         Investor
203 Carondelet, Suite 210
New Orleans, Louisiana  70130-3703

Michael B. White                                           Investor
P. O. Box 55715
Metairie, LA  70055

Michael Bright White Childrens Trust                       Investor
Andrew Rinker, Jr. or Evans F. White Co-Trustees
P. O. Box 55715
Metairie, LA  70055

Michael B. White or H. Hunter White, III                   Investor
Co-Trustees U/W/O JB Hickey
F/B/O Michael B. White
P. O. Box 55715
Metairie, LA  70055

David R. Flinn                                             Development Manager of
1675 Larimer Street, Suite 820                             Southwestern Production Corp.
Denver, CO  80202

                                                                   Page 8 of 9

Christian S. Chisholm                                      Production/Operations Manager of
1675 Larimer Street, Suite 820                             Southwestern Production Corp.
Denver, CO  80202

Ottley Properties, LLC                                     Investor
P.O. Box 55715
Metairie, LA  70055

E & P, LLC                                                 Investor
826 Union, #100
New Orleans, LA  70112



Controlling Persons of Members
------------------------------
E. V. Lake, L.L.C.
         James W. Williams, Jr.                                50%             See above for principal occupation or
         (see above for address)                                               employment.
         H. Hunter White, III                                  50%             See above for principal occupation or
         (see above for address)                                               employment.

LACROIX Cellular Partnership                                                   See above for principal occupation or
         H. Hunter White, Jr.                                                  employment.
         (see above for address)

Michael Bright White Childrens Trust                                           See above for principal occupation or
Andrew Rinker, Jr. or Evans F. White Co-Trustees                               employment.
         (see above for address)

U/W/O J. B. Hickey                                                             See above for principal occupation or
F/B/O Michael B. White                                                         employment.
Michael B. White or H. Hunter White, III
Co-Trustees
         (see above for address)

                                   SCHEDULE III


                        Transactions in Shares of the Issuer's
                       Common Stock From 7/14/99 through 8/4/99

Shares of Common Stock Purchased      Price Per Share     Date of Purchase
--------------------------------      ---------------     ----------------
50,000                                6.625               7/14/99
10,000                                6.6875              7/14/99
28,700                                6.625               7/27/99
15,700                                7.1764              7/30/99
579,900                               7.4299              8/4/99

         The above purchases were made by Southwestern in open market transactions effected upon the New York Stock Exchange and in over-the-counter transactions.